ULTIMUS MANAGERS TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

VIA EDGAR

July 20, 2023

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Ultimus Managers Trust (the “Trust”) - Post-Effective Amendment No. 232 to the Trust’s Registration Statement on Form N-1A

Securities Act File No. 333-180308; Investment Company Act File No. 811-22680

Request to Withdraw Registration Statement on Form N-1A

Ladies and Gentlemen,

On October 7, 2022, the Trust filed Post-Effective Amendment No. 232 (the “Amendment”) to its registration statement on Form N-1A for the purpose of adding a new series to the Trust, the Bullseye Retirement Income and Growth ETF (the “Fund”) (Accession No. 0001580642-22-005143). Pursuant to Rule 477(a) and (c) and Rule 478 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Amendment effective as of the date hereof or at the earliest possible date thereafter. This request includes the subsequent Post-Effective Amendment No. 236 filed on December 20, 2022 pursuant to Rule 485(b) relating to the Fund (Accession No. 0001580642-22-006324). The Trust is requesting the withdrawal of the Amendment because the Trust has determined not to move forward with the offering of the Fund as series of the Trust at this time. No securities of the Fund have been sold in connection with the offering.

The Trust further requests that the U.S. Securities and Exchange Commission (the “Commission”) find that the withdrawal of the Amendment hereby requested is consistent with the public interest and the protection of investors, and an order with the date of granting this withdrawal be included in the files of the Commission for the Amendment stating: “Withdrawn upon request of the registrant, the Commission consenting thereto.”

If you have any questions or need further information, please call the undersigned at (513) 577-1693 or Nicole M. Crum, Esq., at Sullivan & Worcester LLP, counsel to the Trust at (202) 775-1218.

Sincerely,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood

Secretary, Ultimus Managers Trust